Brookfield Private Advisors LLC

(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brookfield Private Advisors LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Financial Center, 250 Vesey Street, 15th Floor
(No. and Street)

New York	NY	10281-1021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name - if individual, state last, first, middle name)

Bay Adelaide Centre East 8 Adelaide Street West, Suite 200	Toronto	Ontario	M5H 0A9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[ ] Certified Public Accountant

[ ] Public Accountant

[X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
            the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Jamo, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Brookfield Private Advisors LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

__Chief Executive Officer_____
Title

Subscribed and sworn
to before me

 2/27/2018

Colleen A. Jones
Notary Public New York
No. 01JO6302595
Qualified in Bronx County
Commission Exp 05/05/20_18



Brookfield Private Advisors LLC
(a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Index
December 31, 2017



Deloitte LLP
Bay Adelaide East
8 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Brookfield Private Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "Financial Statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 26, 2018

We have served as the Company's auditor since 2011.

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 1,864,469
Due from affiliates	54,962
Accounts receivable	47,486
Other assets	85,388
Total assets	$ 2,052,305

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 48,364
Member's equity	2,003,941
Total liabilities and member's equity	$ 2,052,305

The accompanying notes are an integral part of this financial statement.

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Notes to Financial Statement
December 31, 2017

1. **Organization and Business**

   Brookfield Private Advisors LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC (the "Parent"), which is an indirect wholly owned subsidiary of Brookfield Asset Management Inc. (the "Ultimate Parent" or "BAM"), a publicly listed entity. The U.S. dollar is the functional and presentation currency of the Company.

   The Company acts primarily as a broker or dealer selling private placements of securities. The Company distributes private placements for investment funds that are managed by BAM.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Translation of Foreign Currencies
   Monetary assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Income Taxes
   The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

3. **Economic dependency**

   The Company may require from time to time support from the Ultimate Parent Company; however, management believes it has sufficient cash to support operations for the foreseeable future.

4. **Transactions with related parties**

Effective January 1, 2017, Brookfield Financial Securities US LLC ("BFUS") has acquired, at carrying value, all of the Company's fixed assets, totaling $605,600 net of depreciation, and has assumed the Company's lease, and the Company's net liabilities relating to share-based awards, totaling $331,840, for those registered representatives relocating to BFUS. This transaction resulted in a net payable to BFUS in the amount of $42,720. Additionally, BFUS reimbursed the Company for certain compensation and rent expenses in the amount of $384,298.

The company maintains an administrative services agreement (the "Agreement") with the Ultimate Parent. Pursuant to the Agreement, the Ultimate Parent provides accounting, administrative, office space, human resources, payroll and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2017 was approximately $17.7 million. These costs have not been recorded on the books of the Company.

As at December 31, 2017, balances due from affiliates are as follows:

Brookfield Asset Management Inc.	$ 42,648
Brookfield Investment Management Inc.	12,314
	$ 54,962

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,816,105 which exceeded the required net capital by $1,811,105. The ratio of aggregate indebtedness to net capital, at December 31, 2017 was .03 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

6. **Financial risk management**

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The Company has minimal liquidity, foreign exchange and market risk.

7. **Subsequent events**

Management of the Company has evaluated events or transactions up to and including February 26, 2018, which is the date that these financial statements were available to be issued. Management determined that there are no material events that would require disclosure in the Company's financial statement.